UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2014

COMMISSION FILE NUMBER 0-20115

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NEWS RELEASE

Methanex Corporation

1800 - 200 Burrard St.

Vancouver, British Columbia

Canada V6C 3M1

Investor Relations: 604-661-2600

Toll-Free: 1-800-661-8851

www.methanex.com

FOR IMMEDIATE RELEASE

November 10, 2014

METHANEX WARNS OF MINI TENDER OFFER

VANCOUVER, BRITISH COLUMBIA — (Marketwired – November 10, 2014) – Methanex Corporation (TSX:MX) (NASDAQ:MEOH) – Methanex has been notified of an unsolicited mini-tender offer made by TRC Capital Corporation (“TRC Capital”) to purchase up to 1,500,000 of Methanex’s outstanding common shares, or approximately 1.6% of the shares, at a price of CAD 61.15 per share. Methanex cautions shareholders that the mini-tender offer has been made at a price that is below the market price, representing a discount of 4.85% to the CAD 64.27 closing price of the shares on the Toronto Stock Exchange on November 5, 2014, the last trading day before the mini-tender offer was commenced.

Methanex does not endorse this unsolicited mini-tender offer and recommends that shareholders reject the offer and do not tender their shares in response to the offer. Methanex’s recommendation is based upon the fact that this offer is at a price below the market price for the shares and the offer is highly conditional. TRC Capital’s offer states that it may terminate the offer if, among other things, the market price of the shares declines subsequent to the close of business on November 5, 2014.

Methanex is not associated with TRC Capital, the mini-tender offer, or the mini-tender offer documentation. TRC Capital has made similar unsolicited mini-tender offers for shares of other public companies. Mini-tender offers are designed to seek less than 5% of a company’s outstanding shares, thereby avoiding many disclosure and procedural requirements applicable to most bids under Canadian and United States securities legislation.

TRC Capital’s mini-tender offer is not related to Methanex’s previously announced normal course issuer bid (“NCIB”) pursuant to which Methanex may purchase for cancellation up to 4,826,197 common shares or approximately 5% of the 96,523,956 shares outstanding as of April 29, 2014, at prevailing market prices through the facilities of NASDAQ pursuant to Rule 10b-18 under the US Securities Exchange Act of 1934. Methanex continues to believe its NCIB is in the best interests of the company and its shareholders.

The Canadian Securities Administrators (CSA) have expressed serious concerns about mini-tender offers, such as the possibility that investors might tender to a mini-tender offer based upon a misunderstanding of the terms of the offer, including the per securities price available under the offer relative to the market price of such securities. Comments from the CSA on mini-tenders can be found on the Ontario Securities Commission website at http://www.osc.gov.on.ca/en/SecuritiesLaw_csa_19991210_61-301.jsp.

The U.S. Securities and Exchange Commission (SEC) has also issued comments about mini-tender offers. The SEC states: “Some bidders make mini-tender offers at below-market prices, hoping that they will catch investors off guard if the investors do not compare the offer price to the current market price.” The SEC advisory can be found at http://www.sec.gov/investor/pubs/minitend.htm and provides guidance for investors receiving such an offer. The SEC’s letter regarding broker-dealer mini-tender offer dissemination and disclosures is also on the SEC’s website at: http://www.sec.gov/divisions/marketreg/minitenders/sia072401.htm.

Methanex urges investors to obtain current market quotations for their shares, consult with their broker or financial advisor and exercise caution with respect to TRC Capital’s offer. According to TRC Capital’s offer documents, Methanex shareholders who have already tendered their shares may withdraw their shares under certain limited conditions described in section 6 of the offer document by following the procedures described therein.

Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the NASDAQ Global Market in the United States under the trading symbol “MEOH”. Methanex can be visited online at www.methanex.com.

Methanex Corporation

Sandra Daycock

Director, Investor Relations

604-661-2600 or Toll Free: 1 800 661 8851

www.methanex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: November 10, 2014	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	Vice President, Legal Assistant General Counsel & Corporate Secretary